YM BIOSCIENCES ANNOUNCES PROPOSED PUBLIC OFFERING OF COMMON SHARES

MISSISSAUGA, Canada – December 13, 2010 – YM BioSciences Inc. (NYSE Amex: YMI; TSX: YM), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today announced that it intends to offer and sell shares of its common shares in an underwritten public offering.

Roth Capital Partners, LLC is acting as the sole book-running manager for the offering and as the representative of the several underwriters, which is expected to include JMP Securities LLC. Bloom Burton & Co. is acting as financial advisor to YM BioSciences on the transaction. The securities described above are being offered in the United States by the Company pursuant to a registration statement filed with the Securities and Exchange Commission (SEC), which became effective on December 1, 2010.

A preliminary prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC's website located at www.sec.gov. When available, copies of the preliminary prospectus supplement, the final prospectus supplement and accompanying base prospectus relating to this offering can be obtained at the SEC's website at http://www.sec.gov. Interested parties may also contact Roth Capital Partners by e-mail to rothecm@roth.com, by fax to (949) 720-7227, or by mail to 24 Corporate Plaza Drive, Newport Beach, CA, 92660, Attention: Equity Capital Markets.

The offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. The offering is expected to price before 9:30 am EST on Tuesday, December 14, 2010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three clinical-stage products: CYT387, a small molecule, dual inhibitor of JAK1/JAK2 kinase; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a potent vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinase enzymes, which have been implicated in a number of immune cell disorders including myeloproliferative disorders and inflammatory diseases as well as certain cancers. CYT387 is currently in a Phase I/II trial in myelofibrosis. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side effect profile. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide by YM’s licensees. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and is currently in a Phase II trial for glioblastoma multiforme. In addition to YM’s three clinical stage products, the Company has a library of more than 4,000 novel compounds identified through internal research conducted at YM BioSciences Australia which are currently being evaluated.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that our JAK1/JAK2 inhibitor CYT387 and our VDA small molecule CYT997 will generate positive efficacy and safety data in future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. This offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com